09055829

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 27 2009
803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Merrilees (312) 362-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Robert Merrilees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spot Trading L.L.C., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Merrilees
Manager

Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
MARCIA M SALERNO
COMMISSION EXPIRES 08/25/10

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Subordinated Borrowings.
- ☐ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spot Trading L.L.C.

Statement of Financial Condition

December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

The Members
Spot Trading L.L.C.

We have audited the accompanying statement of financial condition of Spot Trading L.L.C. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
February 23, 2009

Spot Trading L.L.C.

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 59,845
Securities owned, pledged	839,953,992
Membership in exchange, at cost (market value of $1,750,000)	160,000
Fixed assets (net of accumulated depreciation and amortization of $3,632,654)	3,339,318
Prepaid expenses and other assets	144,947
	$ 843,658,102
Liabilities and members' equity	
Liabilities:	
Payable to broker-dealer	$ 76,488,852
Securities sold, not yet purchased	657,606,734
Accounts payable, accrued expenses, and other liabilities	10,654,959
	744,750,545
Subordinated borrowings	20,000,000
Members' equity	78,907,557
	$ 843,658,102

See accompanying notes.

Spot Trading L.L.C.

Notes to Statement of Financial Condition

December 31, 2008

1. Organization and Nature of Business

Spot Trading L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, a member of the Chicago Board Options Exchange (CBOE), and an Electronic Access Member on the International Securities Exchange. The Company is an Illinois limited liability company. The Company engages in proprietary trading activities, primarily buying, selling, and dealing as a principal in equity securities and options for its own account.

The Company clears all transactions through another broker-dealer.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Financial Instruments

Proprietary equity securities and derivative financial instruments, which include options and futures, are recorded in securities owned, pledged and securities sold, not yet purchased in the statement of financial condition on a trade-date basis.

Securities sold, not yet purchased are collateralized by cash and securities owned, pledged that are on deposit with the clearing broker. All securities owned are pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

2. Significant Accounting Policies (continued)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in payable to broker-dealer in the statement of financial condition.

Fair Value of Financial Instruments

In determining fair value for financial instruments, the Company separates its securities owned, pledged and securities sold, not yet purchased into two categories: equity securities and derivative financial instruments.

Equity securities	The Company's equity securities are classified within Level 1 or Level 2 of the fair value hierarchy because they are exchange-traded and valued using quoted market prices. Active listed equity securities are classified within Level 1 of the fair value hierarchy. Equity securities that have been delisted, are in bankruptcy, or are not actively traded are generally classified within Level 2 of the fair value hierarchy.
Derivative financial instruments	The Company's derivative financial instruments are classified within Level 1 or Level 2 of the fair value hierarchy because they are exchange-traded and valued using quoted market prices, exchange settlement prices, or observable inputs. Observable inputs are used only in certain, limited situations where the quoted market price is not deemed to be representative of the market value of the derivative financial instrument. Active listed derivative financial instruments are classified within Level 1 of the fair value hierarchy. Derivative financial instruments that are not actively traded are generally classified within Level 2 of the fair value hierarchy.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include computer equipment, furniture, software, and leasehold improvements.

Computer equipment includes servers, workstations, and networking equipment. Computer equipment is depreciated on an accelerated basis over useful lives of five years, with the exception of servers and workstations. During the year ended December 31, 2008, the Company began depreciating servers and workstations on a straight-line basis over useful lives of three years to better reflect the pattern of asset consumption.

Furniture includes office furniture and related fixtures. Furniture is depreciated on an accelerated basis over useful lives of seven years.

Software includes both purchased and internally developed software. Software is accounted for in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Purchased and internally developed software meeting certain criteria are capitalized and amortized on a straight-line basis over useful lives of three years.

Leasehold improvements include investments made to customize office space occupied under an operating lease to make it suitable for its intended use. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Leases

The Company leases office space under an operating lease. The Company recognizes occupancy expense related to the operating lease on a straight-line basis over the lease term. The lease term commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property. For tenant improvement allowances, the Company records a deferred rent liability in accounts payable, accrued expenses, and other liabilities in the statement of financial condition and amortizes the deferred rent over the lease term as a reduction to expense. At December 31, 2008, the Company had $796,377 of deferred rent.

2. Significant Accounting Policies (continued)

Income Taxes

No provision has been made for federal, state, or local income taxes of the Company since the members are individually liable for the taxes on their share of the Company's taxable income or loss.

Exchange Membership

The Company's CBOE exchange membership represents an ownership interest in the exchange and provides the Company with the right to conduct business as a broker-dealer on the exchange. The exchange membership is recorded at cost or, if any other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of cost less the impairment. There was no exchange membership impairment at December 31, 2008.

3. Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes that a company should use a more-than-likely-than-not recognition threshold based on the technical merits of the tax position taken or expected to be taken. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In October 2008, the FASB deferred the effective date of adoption for eligible nonpublic enterprises, including the Company, to annual periods beginning after December 15, 2008. As of December 31, 2008, the Company does not believe the adoption of FIN 48 will have a material impact on the amounts reported in the financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users with an enhanced understanding of derivative activities. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on

3. Recently Issued Accounting Standards (continued)

derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for annual periods beginning after November 15, 2008. As of December 31, 2008, the Company does not believe the adoption of SFAS No. 161 will have a material impact on the amounts reported in the financial statements; however, additional disclosures may be required about the nature of the Company's derivatives trading activities and related risks.

4. Payable to Broker-Dealer

Amounts payable to broker-dealer at December 31, 2008, consist of the following:

Margin payable	$ (109,058,296)
Unsettled securities transactions, net	31,877,655
Dividends and interest accrued	691,789
Total	$ (76,488,852)

5. Financial Instruments

Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the FASB SFAS No. 157, *Fair Value Measurements*. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques, and requires additional disclosures about the use of fair value measurements.

SFAS No. 157 defines fair value of a financial instrument as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

5. Financial Instruments (continued)

SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities
Level 2	Quoted prices or exchange settlement prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

The following table sets forth by level within the fair value hierarchy the Company's securities owned, pledged and securities sold, not yet purchased recorded at fair value under SFAS No. 157 at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets:				
Equity securities	$439,898,078	$ 9,548,351	$ –	$449,446,429
Derivative financial instruments	381,138,061	9,369,502	–	390,507,563
Securities owned, pledged	$821,036,139	$18,917,853	$ –	$839,953,992
Liabilities:				
Equity securities	$340,088,596	$ 1,050,148	$ –	$341,138,744
Derivative financial instruments	314,867,013	1,600,977	–	316,467,990
Securities sold, not yet purchased	$654,955,609	$ 2,651,125	$ –	$657,606,734

5. Financial Instruments (continued)

As of December 31, 2008, the Company had no assets or liabilities classified as Level 3 securities.

The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2008:

	Cost	Accumulated Depreciation and Amortization	Net Value
Computer equipment	$ 2,564,406	$ 1,804,703	$ 759,703
Furniture	766,268	450,190	316,078
Purchased software	790,829	573,851	216,978
Internally developed software	49,242	–	49,242
Leasehold improvements	2,801,227	803,910	1,997,317
Total	$ 6,971,972	$ 3,632,654	$ 3,339,318

7. Subordinated Borrowings

The subordinated borrowings at December 31, 2008, consist of borrowings from a bank as follows:

Revolving loan agreement with interest based on the prime rate plus 1.75% (5.00% at December 31, 2008); commitment expires August 26, 2009:	
Advance due August 26, 2009	$ 10,000,000
Advance due October 9, 2009	5,000,000
	15,000,000
Revolving loan agreement with interest based on the prime rate plus 2.00% (5.25% at December 31, 2008); commitment expires August 26, 2009:	
Advance due October 10, 2009	5,000,000
Total	$ 20,000,000

7. Subordinated Borrowings (continued)

The revolving loan with interest based on the prime rate plus 1.75% provides for borrowings of up to $15,000,000 that are guaranteed by the Company's clearing broker. The commitment provides for advances through August 26, 2009, with each advance maturing one year from the date of the advance.

The revolving loan with interest based on the prime rate plus 2.00% provides for borrowings of up to $20,000,000. The commitment provides for advances through August 26, 2009, with each advance maturing one year from the date of the advance.

The revolving loans rank pari passu with respect to the payment of principal and interest. Both revolving loan agreements provide for a facility fee of one-half of one percent (0.5%) per annum on the maximum amount of the bank's commitment and a commitment fee of one-half of one percent (0.5%) per annum on the unused portion of the bank's commitment. The revolving loan agreements require the Company to maintain minimum amounts of members' equity and to not exceed a maximum leverage ratio, as defined.

The subordinated borrowings constitute part of the Company's net capital under the SEC Uniform Net Capital Rule and may be repaid only if the Company continues to meet its minimum net capital requirements after giving effect to such repayment and has received approval from the SEC and other regulatory bodies.

8. Commitments and Contingencies

The Company leases office space under an operating lease agreement that expires in February 2016, with an option to terminate on February 28, 2013. At December 31, 2008, the future minimum annual lease obligations, inclusive of additional estimated payments that may be required for certain increases in operating costs, were as follows:

2009	$ 855,266
2010	1,010,990
2011	1,048,177
2012	1,086,889
2013	1,127,071
Through 2016	2,589,588
Total	$ 7,717,981

8. Commitments and Contingencies (continued)

In connection with the lease, the Company has delivered to the landlord an irrevocable standby letter of credit in the amount of $80,000, which expires on September 13, 2010. The Company has the option to extend the lease for one period of five years upon expiration of the original term in 2016.

As of December 31, 2008, the maximum payouts for option contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options are included in securities sold, not yet purchased in the statement of financial condition.

9. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

10. Financial Instruments With Off-Balance Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options on equity securities. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

10. Financial Instruments With Off-Balance Sheet Risk (continued)

Market Risk

Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

The Company maintains its cash balances at one bank and its clearing firm. Accounts held at the bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per institution. There were no balances held at the bank that were uninsured balances at December 31, 2008. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

The Company clears all of its trades through a major U.S. financial institution. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

11. Members' Equity

The operating agreement of the Company provides for three classes of members with varying rights, preferences, privileges, and obligations. As of December 31, 2008, members' equity balances were: Class A – $73,481,394, Class B – $3,220,199, and Class C – $2,205,964.

Class A members have voting rights with respect to the Company. The Manager of the Company has the sole authority to manage the Company's operations. Class A members have voting rights with respect to the election of the Manager. Class B and Class C members have no voting rights with respect to the Company. At December 31, 2008, the Company had one Class A member.

Class A and Class B members are allocated a pro rata share of the Company's income and losses based on their respective percentage of total Class A and Class B units held (or Company Percentage Interest). Class C members receive a preferred return, as defined.

Class A and Class B members receive pro rata distributions of the Company based on their respective Company Percentage Interest, after distribution of the preferred return to Class C members. Upon a sale or liquidation of the Company, the net proceeds therefrom will be distributed first to Class C members in an amount equal to their original contribution plus any unpaid preferred return then pro rata to Class A and Class B members based on their respective Company Percentage Interest.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined by Rule 15c3-1. Net capital changes from day to day, but at December 31, 2008, the Company had net capital of $33,447,671, which was $32,790,432 in excess of its required minimum net capital. At December 31, 2008, the percentage of aggregate indebtedness to net capital was 29.47%.

Repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

13. Related-Party Transactions

The Company's sole Class A member has a minority ownership interest in YJT Solutions, LLC (YJT Solutions), a provider of technology and consulting services to the Company. The Company owed $264,923 of professional fees to YJT Solutions at December 31, 2008, included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

14. Subsequent Events

The Company's sole Class A member withdrew $18,000,000 of members' equity on February 10, 2009. The withdrawal was completed in accordance with certain notification provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

In addition to the withdrawal noted above, members of the Company withdrew $2,369,469 of members' equity subsequent to December 31, 2008.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Spot Trading L.L.C.
December 31, 2008
With Report of Independent Registered Public
Accounting Firm